Exhibit 99.1

Trina Solar Announces Shareholders Vote to Approve Going-Private Transaction

CHANGZHOU, China, December 16, 2016 /PRNewswire/ — Trina Solar Limited (NYSE: TSL) (“Trina Solar”  or the “Company”), a global leader in photovoltaic (“PV”) modules, solutions, and services, today announced that the Company’s shareholders voted in favor of, among others, the proposal to authorize and approve (i) the previously announced agreement and plan of merger (the “Merger Agreement”) dated August 1, 2016 by and among Fortune Solar Holdings Limited (“Parent”), Red Viburnum Company Limited (“Merger Sub”) and the Company, pursuant to which Merger Sub will be merged with and into the Company with the Company continuing as the surviving company as a wholly-owned subsidiary of Parent after the merger (the “Merger”), (ii) the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, substantially in the form attached to the Merger Agreement (the “Plan of Merger”), and (iii) any and all transactions contemplated by the Merger Agreement, including the Merger.

Approximately 97.7% of the Company’s total outstanding ordinary shares were present in person or by proxy at today’s extraordinary general meeting. Of the ordinary shares voted in person or by proxy at the extraordinary general meeting, approximately 97.8% were voted in favor of the proposal to authorize and approve the Merger Agreement, Plan of Merger and any and all transactions contemplated by the Merger Agreement, including the Merger. A two thirds (2/3) majority of the voting power represented by the ordinary shares of the Company present and voting in person or by proxy at the extraordinary general meeting was required for approving the Merger.

The parties to the Merger Agreement are continuing to work diligently towards satisfaction of all other closing conditions set forth in the agreement. Upon completion of the Merger, the Company will become a privately held company and its American depositary shares (the “ADSs”) will no longer be listed or traded on any stock exchange, including the New York Stock Exchange, and the Company’s ADS program would be terminated.

About Trina Solar Limited

Trina Solar Limited (NYSE: TSL) is a global leader in photovoltaic modules, solutions and services. Founded in 1997 as a PV system integrator, Trina Solar today drives smart energy together with installers, distributors, utilities and developers worldwide. The Company’s industry-leading position is based on innovation excellence, superior product quality, vertically integrated capabilities and environmental stewardship. For more information, please visit www.trinasolar.com.

Safe Harbor and Informational Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “if,” “will,” “expected,” and similar statements. Forward-looking statements involve inherent risks, uncertainties and assumptions, which include: uncertainties as to the possibility that competing offers will be made; the possibility that financing may not be available; the possibility that various closing conditions for the transaction may not be satisfied or waived; and other risks and uncertainties discussed in documents filed with the SEC by the Company. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements reflect the Company’s expectations as of the date of this press release. You should not rely upon these forward-looking statements as predictions of future events. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Trina Solar Contact:

Merry Xu, Interim CFO	Christensen IR
Email: merry.xu@trinasolar.com	Linda Bergkamp
Phone: +1 480 614 3004 (US)
Yvonne Young	Email: lbergkamp@ChristensenIR.com
Investor Relations Director
Email: ir@trinasolar.com